Exhibit 99.1

ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Christopher Harrison
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1267
Noa.Schuman@ClickSoftware.com	charrison@kcsa.com

ClickSoftware Reports Financial Results for the First Quarter Ended March 31, 2015

Quarterly revenues were $26.7 million;

82% of new customers purchased cloud solutions

Burlington, MA, May 6, 2015 – ClickSoftware Technologies Ltd. (Nasdaq GS: CKSW), the leading provider of automated mobile workforce management and optimization solutions for the service industry, today announced results for the first quarter ended March 31, 2015.

First Quarter 2015 Highlights

•	Revenues of $26.7 million, down 6% year-over-year;
•	Recurring revenues from cloud subscriptions and support reached 52% of total revenues;
•	82% of new customers purchased cloud solutions;
•	Non-GAAP net loss of $3.7 million, or $0.11 per fully diluted share;
•	Cash increased to $46.5 million, from $45 million at the end of the last quarter;
•	As announced on April 30, 2015, the Company signed a definitive agreement to be acquired by Francisco Partners, a private equity firm. Upon closing of the transaction, ClickSoftware will become a private company.

“Our quarterly results were disappointing due primarily to lower than expected revenues which were caused by slippage of key contracts to the second quarter. By now, the majority of these contracts have already been signed or are in their final contract stages. This slippage, coupled with currency weakness of the Euro and a decrease in consulting revenues, accounted for most of our reported softness for the first quarter,” said Dr. Moshe BenBassat, ClickSoftware’s Founder and Chief Executive Officer. “The trend of large enterprises shifting to the cloud keeps intensifying, as reflected in our new deals. We are excited to report that 82% of our new enterprise customers in the first quarter were cloud customers.”

“We are very pleased to have announced our recent decision to be acquired by Francisco Partners, a private equity firm. The firm has an outstanding industry reputation, and we are confident that their expertise together with our highly capable employees and management team will position ClickSoftware for long term growth,” concluded Dr. BenBassat.

First Quarter Results

For the first quarter ended March 31, 2015, total revenues were $26.7 million, down 6% from $28.4 million for the first quarter of 2014. Net loss on a GAAP basis for the quarter was $4.7 million, or $0.14 per fully diluted share, compared with net loss of $2.0 million, or $0.06 per fully diluted share, for the same period last year. Non-GAAP net loss for the quarter was $3.7 million, or $0.11 per fully diluted share, compared with Non-GAAP net loss of $1.0 million, or $0.03 per fully diluted share, for the same period last year.

Software license revenues for the first quarter of 2015 were $4.3 million, down 39% compared with $7.0 million for the same period last year. Cloud subscription revenues were $5.6 million, up 145% compared with $2.3 for the same period last year. Support revenues were $8.4 million, up 1% compared with support revenues of $8.3 million for the same period last year. Consulting revenues were $8.5 million, down 6% compared with consulting revenues of $10.7 million for the same period last year.

Gross profit for the first quarter of 2015 was $13.7 million, or 51% of revenues, compared with $16.5 million, or 58% of revenues, for the same period last year. The decrease in gross profit margins was primarily due to the decrease in consulting revenues and lower license revenues.

Cash and liquid investments at the end of the first quarter of 2015 were $46.5 million, an increase of $1.5 million, compared with the end of the fourth quarter of 2014. Net cash provided by operating activities was $1.2 million during the first quarter of 2015.

In light of the pending acquisition by Francisco Partners, ClickSoftware no longer intends to issue updates to its 2015 annual guidance regarding revenues and earnings per share.

Investors Conference Call

ClickSoftware will host a conference call today at 9:00 a.m. ET to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call (888) 407-2553 and ask for the ClickSoftware conference call. International participants, please call +972-3-918-0610. The call will be broadcasted by live webcast on the internet (in listen mode only) at http://ir.clicksoftware.com. A replay of this webcast will be available on the ClickSoftware website and on the Investor Relations App. Alternatively, a telephone replay of the call will be available for a week by calling (888) 326-9310 (international callers can dial +972-3-925-5900).

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the “Service chain optimization” concept, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit http://www.clicksoftware.com. Follow us on Twitter, the content of which is not incorporated herein by reference.

To download ClickSoftware’s investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, the content of which is not incorporated herein by reference, please visit Apple’s App Store to download on your iPhone and iPad, or Google Play for your Android mobile device.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation, tax benefit related to the update of deferred tax asset, tax payment for previous years retained earnings, impairment of intangible assets, the amortization of acquired intangible assets and restructuring and related expenses. The Company’s management believes the Non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding the potential acquisition of the Company by Francisco Partners, including statements regarding the long-term investments, growth and other benefits, prospects, trends and opportunities in cloud subscriptions as well as recurring revenues and, demand for our solutions. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the ability to close the proposed acquisition by Francisco Partners on the proposed terms and within the anticipated time period, or at all, which is dependent on the parties' ability to satisfy certain closing conditions, including the approval by ClickSoftware’s shareholders; the risk that the benefits of the potential transaction may not be fully realized or may take longer to realize than expected; the impact of the proposed transaction on third-party relationships; actions taken by either of the companies; changes in regulatory, social and political conditions, as well as general economic conditions, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2014 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note: Financial Schedules Attached

ClickSoftware Technologies Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited. In thousands, except share and per share amounts)

	Three Months Ended
	March 31, 2015		March 31, 2014
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$4,279	16%	$7,014	25%
Cloud subscriptions	5,607	21%	2,290	8%
Support	8,406	31%	8,336	29%
Cloud subscriptions and Support	14,013	52%	10,626	37%
Consulting	8,454	32%	10,740	38%
Total revenues	26,746	100%	28,380	100%

Cost of revenues:
Software license	599	2%	729	3%
Cloud subscriptions and Support	4,254	16%	2,389	8%
Consulting	8,169	31%	8,749	31%
Total cost of revenues	13,022	49%	11,867	42%

Gross Profit	13,724	51%	16,513	58%

Operating expenses:
Research and development costs, net	4,834	18%	4,463	16%
Selling and marketing expenses	11,143	42%	11,146	39%
General and administrative expenses	2,241	8%	2,751	10%
Total operating expenses	18,218	68%	18,360	65%

Operating loss	(4,494)	(17%)	(1,847)	(7%)
Interest (expense) income, net	(13)	0%	201	1%
Net loss before taxes	$(4,507)	(17%)	$(1,646)	(6%)
Taxes on income	149	0%	308	1%
Net loss	$(4,656)	(17%)	$(1,954)	(7%)

Net loss per ordinary share:
Basic	$(0.14)		$(0.06)
Diluted	$(0.14)		$(0.06)

Shares used in computing basic net loss per share	33,180,280		32,568,790
Shares used in computing diluted net loss per share	33,180,280		33,568,790

ClickSoftware Technologies Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	March 31, 2015	December 31, 2014
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$33,004	$30,605
Deposits	3,197	3,205
Marketable securities	9,471	9,855
Trade receivables, net	19,429	25,849
Deferred taxes	1,710	1,680
Other receivables and prepaid expenses	5,192	3,957
Total current assets	72,003	75,151

LONG TERM ASSETS
Property and equipment, net	4,631	4,979
Deposits	829	1,335
Other receivables and prepaid expenses	1,112	368
Deferred taxes	3,470	3,280
Intangible assets and Goodwill, net	11,480	11,878
Severance pay funds	1,714	1,719
Total long term assets	23,236	23,559
Total Assets	$95,239	$98,710

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current maturities of debt	$51	$103
Accounts payable and accrued expenses	16,078	18,664
Deferred revenues	16,457	13,930
Total current liabilities	32,586	32,697

LONG TERM LIABILITIES
Debt, less current maturities	-	70
Accrued severance pay	4,170	4,276
Deferred taxes	10	20
Deferred revenues	3,412	3,622
Total long term liabilities	7, 592	7,988
Total liabilities	40,178	40,685

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.02 par value	141	140
Additional paid-in capital	98,993	97,511
Accumulated deficit	(43,867)	(39,211)
Accumulated other comprehensive income	(163)	(372)
Treasury stock, at cost: 39,000 shares	(43)	(43)
Total shareholders' equity	55,061	58,025
Total Liabilities and shareholders' equity	$95,239	$98,710

ClickSoftware Technologies Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31, 2015 (Unaudited)	March 31, 2014 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,656)	$(1,954)
Adjustments to reconcile net loss to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation	701	661
Amortization of deferred compensation	863	736
Amortization of acquired intangible assets	332	145
Severance pay, net	(101)	(65)
Gain on marketable securities	(56)	(441)
Loss on sale and disposal of property and equipment	5	-
Other	-	(1)
Changes in operating assets and liabilities:
Trade receivables	6,420	1,668
Deferred taxes	(230)	50
Other receivables	(1,770)	310
Accounts payable and accrued expenses	(2,586)	(1,556)
Deferred revenues	2,317	4,177
Net cash provided by operating activities	$1,239	$3,730

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(358)	(176)
Acquisition of subsidiary (*)	66	(12,737)
Decrease in deposits	514	4,724
Investments in marketable securities	(1,142)	(2,920)
Proceeds from sale of marketable securities	1,582	8,856
Net cash provided by (used in) investment activities	$662	$(2,253)

CASH FLOWS FROM FINANCING ACTIVITIES
Prepayments of long-term debts	(122)	(158)
Employee options exercised	620	1,153
Net cash provided by financing activities	$498	$995

INCREASE IN CASH AND CASH EQUIVALENTS	2,399	2,472
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	30,605	25,346
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$33,004	$27,818

(*) Acquisition of subsidiary
Working capital (excluding cash and cash equivalents)	-	1,113
Property and equipment	-	445
Intangible assets, net of deferred taxes	(66)	12,019
Long-term debt	-	(840)
Cash paid for the acquisition of a subsidiary, net	$(66)	$12,737

ClickSoftware Technologies Ltd.
SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
(Unaudited. In thousands, except per share amounts)

	Three Months Ended
	March 31, 2015		March 31, 2014
	$	% of Revenues	$	% of Revenues
GAAP Operating income	$(4,494)	(17%)	$(1,847)	(7%)
Share-based compensation (1)	863		736
Amortization of intangible assets (2)	332		145
Non-GAAP Operating income	$(3,299)	(12%)	$(966)	(3%)

GAAP Net loss	$(4,656)	(17%)	$(1,954)	(7%)
Share-based compensation (1)	863		736
Amortization of intangible assets (2)	332		145
Deferred taxes	(190)		50
Non-GAAP Net loss	$(3,651)	(14%)	$(1,023)	(4%)

GAAP loss per share (diluted)	$(0.14)		$(0.06)
Share-based compensation	0.03		0.02
Amortization of intangible assets	0.01		0.01
Deferred taxes	(0.01)		0.00
Non-GAAP Net loss per share (diluted)	$(0.11)		$(0.03)

(1) Share-based compensation:
Cost of revenues	$115		102
Research and development costs, net	134		84
Selling and marketing expenses	246		234
General and administrative expenses	368		316
	$863		$736
(2) Amortization of intangible assets:
Cost of revenues	$332		$145
	$329		$145

* See Note 14.A to our consolidated financial statements for the year ended December 31, 2012 included in our Annual Report on Form 20-F, regarding November 2012 law.